UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               GENERAL CABLE PLC
                               (NAME OF ISSUER)

                                ORDINARY SHARES
                        (TITLE OF CLASS OF SECURITIES)

                                     0365389
                                (CUSIP NUMBER)

ROBERT LYNCH, ESQ.                            WITH COPIES TO:
MANAGING DIRECTOR                             DONALD P. MADDEN, ESQ.
DEUTSCHE BANK                                 WHITE & CASE
NORTH AMERICA HOLDING CORP.                   1155 AVENUE OF THE AMERICAS
31 WEST 52ND STREET                           NEW YORK, NY 10036
NEW YORK, NY 10019                            212-819-8800
212-474-8600
----------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)





                          APRIL OF 1995 (SEE ITEM 3)
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                 SCHEDULE 13D


  CUSIP No.
 [[________]]

 1                                NAME OF REPORTING PERSON
                                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  DEUTSCHE BANK AG

 2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  /  /
                                                                                                   (B)  /  /

 3                                SEC USE ONLY

 4                                SOURCE OF FUNDS
                                  OO

 5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  /  /
                                  REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

 6                                CITIZENSHIP OR PLACE OF ORGANIZATION
                                  FEDERAL REPUBLIC OF GERMANY

NUMBER OF SHARES BENEFICIALLY     7        SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               0
WITH

                                  8        SHARED VOTING POWER
                                             31,538,829

                                  9        SOLE DISPOSITIVE POWER
                                             0

                                  10       SHARED DISPOSITIVE POWER
                                             36,634,115

11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    36,634,115

12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                  CERTAIN SHARES                                                                       /  /

13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    10.03%

14                                TYPE OF REPORTING PERSON
                                    HC, BK, CO

                                 SCHEDULE 13D


  CUSIP No.
 [[________]]

 1                                NAME OF REPORTING PERSON
                                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  MORGAN GRENFELL ASSET MANAGEMENT LIMITED

 2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) /  /
                                                                                                   (B) /  /

 3                                SEC USE ONLY
 4                                SOURCE OF FUNDS
                                    OO

 5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  /  /
                                  REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

 6                                CITIZENSHIP OR PLACE OF ORGANIZATION
                                  ENGLAND AND WALES

NUMBER OF SHARES BENEFICIALLY     7        SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               0
WITH

                                  8        SHARED VOTING POWER
                                             31,156,765

                                  9        SOLE DISPOSITIVE POWER
                                             0

                                  10       SHARED DISPOSITIVE POWER
                                             36,252,051

11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    36,252,051

12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                  CERTAIN SHARES                                                                       /  /

13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.93%

14                                TYPE OF REPORTING PERSON
                                    HC, IA

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the ordinary shares (the "Ordinary Shares") of General Cable plc ("Cable"), the principal executive offices of which are located at [37-41 Old Queen Street, London SW1H 9JA, UK.]


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG , the "Reporting Persons").

          The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

          MGAM is an indirect wholly-owned subsidiary of DBAG. The principal business of MGAM is as an investment management holding company. MGAM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule 13D does not describe certain intermediate holding companies within the Deutsche Bank group structure. Such holding companies exercise no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that they may have officers and directors in common with the companies described herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Morgan Grenfell Investment Management Limited ("MGIM"), Morgan Grenfell Investment Services Limited ("MGIS"), Morgan Grenfell Trust Managers Limited ("MGTM") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM, MGTM and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of MGAM. Since the initial public offering of Cable in April of 1995, the MGAM Managers have purchased Ordinary Shares in open market transactions at market prices. Between April of 1995 and November 24, 1997, the MGAM Managers have participated in transactions in the Ordinary Shares at prices ranging from a high of Pound/Sterling 2.14 to a low of Pound/Sterling 1.01 per Ordinary Share. The MGAM Managers do not hold American Depositary Shares, and their records do not indicate the exact date on which beneficial ownership exceeded five percent of the Ordinary Shares.

          The purchases were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.

          Deutsche Gesellschaft fur Fondverwaitung mbH ("Degef") is a wholly owned subsidiary of DBAG. Between September 9 and November 11 of 1997, Degef has purchased Ordinary Shares on the open market at prices ranging from Pound/Sterling 1.065 to Pound/Sterling 1.26.

          The purchases were made by Degef for mutual funds managed by Degef. Accordingly, the source of funds used to effectuate the purchases was the mutual fund assets and ultimately by clients investing in the mutual funds.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The MGAM Managers acquired the Ordinary Shares in the ordinary course of their business as investment management companies. Degef acquired the Ordinary Shares in the ordinary course of its business as a mutual fund company.

          None of the Reporting Persons and, to the best knowledge of any of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisi-tion by any person of additional securities of Cable or the disposition of securities of Cable; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Cable or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Cable or any of its subsidiaries; (d) any change in the present board of directors or management of Cable, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Cable; (f) any other material change in Cable's business or corporate structure; (g) changes in Cable's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Cable by any person; (h) any of Cable's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Cable's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons acting directly, in the case of DBAG and MGAM, and acting indirectly through the MGAM Managers, Degef or other direct or indirect wholly-owned subsidiaries, may in the future determine to acquire additional Ordinary Shares or to dispose of Ordinary Shares in the ordinary course of their business as investment management companies.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers and for Degef with whom DBAG and MGAM may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as set forth on the cover pages applicable to DBAG and MGAM.

          MGIM is a wholly owned subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M INB, England.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGTM is a wholly owned subsidiary of MGAM. The principal business of MGTM is as an investment management company. MGTM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M INB, England.

          Degef is a wholly owned subsidiary of DBAG. The principal business of Degef is as a mutual fund investment company. Degef is organized under the laws of Germany, and its principal place of business is Bockenheimer Landstir 42, 60323 Frankfurt, Germany.

          During the last five years, none of MGIM, MGIS, MGIFM, MGTM, and Degef has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c)  (i)   During the past sixty days, DBAG acquired or disposed of
beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers and Degef. Such purchases are set forth in Schedule B attached hereto.

           (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (d)  All dividends received on Ordinary Shares described in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Cable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

 Exhibit No.                     Description


 1                               Consent of Morgan Grenfell Asset Management
                                 Limited

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1997

                              DEUTSCHE BANK AG


                              By: /s/ Dr. Dieter Eisele
                                 -----------------------------------
                                    Name:  Dr. Dieter Eisele
                                    Title:  Group Head of Compliance



                              By: /s/ Rondal Eric Powell
                                 -----------------------------------
                                    Name:  Rondal Eric Powell
                                    Title:  Vice President

                                                          SCHEDULE A

I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                             Present Principal
Name and Citizenship               Business Address                          Occupation or Employment

Carl L. von Boehm-Bezing           Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Rolf-E. Breuer                 Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Michael Dobson                     Deutsche Bank AG                          Member of the Board of Managing
United Kingdom                     Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Michael Endres                 Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Tessen von Heydebreck          Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Jurgen Krumnow                 Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Georg Krupp                        Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Ronaldo H. Schmitz             Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Josef Ackermann                Deutsche Bank AG                          Member of the Board of Managing
Swiss                              Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

Dr. Ulrich Weiss                   Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Bank AG
                                   60325 Frankfurt
                                   The Federal Republic of Germany

II.                 MGAM


          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.


                                                                             Present Principal
Name and Citizenship               Business Address                          Occupation or Employment

David W. Baldt                     Morgan Grenfell Capital                   Member of the Board of Managing
American                           Management Incorporated                   Directors, Morgan Grenfell Asset
                                   1435 Walnut Street                        Management Limited
                                   4th Floor
                                   Philadelphia, PA 19102, USA

Graham D. Bamping                  Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Henry C. Benson                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Colin M. Brown                     Morgan Grenfell Development               Member of the Board of Managing
British                            Capital Limited                           Directors, Morgan Grenfell Asset
                                   23 Great Winchester Street                Management Limited
                                   London, England
                                   EC2P 2AX

Timothy F. Brown                   Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Elizabeth B. Bryan                 Morgan Grenfell Asset                     Member of the Board of Managing
Australian                         Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Michael Bullock                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Simon J. Cooke                     Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Anthony J. Creighton               Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

David T. Cumming                   Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Richard M. Curling                 Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Charles Z. Curtis                  Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Roger J. Curtis                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Susanna F. Davies                  Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Michael W.R. Dobson                Deutsche Morgan Grenfell Group Plc        Chairman of the Board of
British                            23 Great Winchester Street                Managing Directors, Morgan
                                   London, England                           Grenfell Asset Management Limited
                                   EC2P 2AX

Patrick W.W. Disney                Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Ernst L. Drayss                    Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Asset
                                   60325 Frankfurt                           Management GmbH
                                   The Federal Republic of Germany

Neil R. Dunford                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

William P. Dwerryhouse             Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

James G. Fox                       Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Charles James Maximilian           Morgan Grenfell Asset                     Member of the Board of Managing
Franklin                           Management Limited                        Directors, Morgan Grenfell Asset

British                            20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Adrian C. Frost                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

James C.W. Goulding                Morgan Grenfell Investment                Member of the Board of
British                            Management (Asia) Ltd                     Managing Directors, Morgan
                                   20 Raffles Place                          Grenfell Asset Management Limited
                                   #25-08 Ocean Towers
                                   Singapore 0104

Martin A. Hall                     Morgan Grenfell Capital                   Member of the Board of
British                            Management Incorporated                   Managing Directors, Morgan
                                   1435 Walnut Street                        Grenfell Asset Management Limited
                                   4th Floor
                                   Philadelphia, PA 19102, USA

Gerald V. Hough                    Morgan Grenfell Asset                     Member of the Board of
British                            Management Limited                        Managing Directors, Morgan
                                   20 Finsbury Circus                        Grenfell Asset Management Limited
                                   London, England
                                   EC2M 1NB

Julian R. Johnston                 Morgan Grenfell Asset                     Member of the Board of
American/French                    Management Limited                        Managing Directors, Morgan
                                   20 Finsbury Circus                        Grenfell Asset Management Limited
                                   London, England
                                   EC2M 1NB

Ian D. Kelson                      Morgan Grenfell Asset                     Member of the Board of
British                            Management Limited                        Managing Directors, Morgan
                                   20 Finsbury Circus                        Grenfell Asset Management Limited
                                   London, England
                                   EC2M 1NB

Peter Lees                         Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Jeremy G. Lodwick                  Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

The Honourable Charles             Morgan Grenfell Asset                     Member of the Board of Managing
Martyn-Hemphill                    Management Limited                        Directors, Morgan Grenfell Asset
British                            20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

P. McNaughton                      Morgan Grenfell Asset                     Member of the Board of Managing
Irish                              Management (Ireland) Limited              Directors, Morgan Grenfell Asset
                                   Georges Dock House                        Management Limited
                                   International Financial Centre
                                   1 Dublin
                                   Ireland

William G. Michie                  Morgan Grenfell Asset                     Member of the Board of Managing

British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Herbert K. Michel                  Deutsche Bank AG                          Member of the Board of Managing
German                             Taunusanlage 12                           Directors, Deutsche Gesellschaft
                                   60323 Frankfurt                           fur Fondsverwaltung mbH
                                   The Federal Republic of Germany

James E. Minnick                   Morgan Grenfell Capital                   Member of the Board of Managing
American                           Management Incorporated                   Directors, Morgan Grenfell Asset
                                   885 Third Avenue                          Management Limited
                                   32nd Floor
                                   New York, NY  10022-4802 USA

Stuart W. Mitchell                 Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Roger P. Morris                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Norman L. Murray                   Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Christopher M. Phillips            Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

James A.J. Pulsford                Deutsche Morgan Grenfell                  Member of the Board of Managing
British                            Asset Management (Japan) Ltd              Directors, Morgan Grenfell Asset
                                   19th Floor, Akasaka Park                  Management Limited
                                   Building, 5-2-20 Akasaka,
                                   Minato-Ku, Tokyo 107

Diane Seymour-Williams             Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Robert H. Smith                    Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

William G.M. Thomas                Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Patrick N.C. Walker                Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset

                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Anthony Wilkinson                  Morgan Grenfell Asset                     Member of the Board of Managing
British                            Management Limited                        Directors, Morgan Grenfell Asset
                                   20 Finsbury Circus                        Management Limited
                                   London, England
                                   EC2M 1NB

Hitoshi Yamamoto                   Deutsche Morgan Grenfell                  Member of the Board of Managing
Japanese                           Asset Management (Japan)                  Directors, Morgan Grenfell Asset
                                   Ltd, 19th Floor, Akasaka Park             Management Limited
                                   Building, 5-2-20 Akasaka,
                                   Minato-Ku, Tokyo 107

                                                  SCHEDULE B


     Following are the transactions in Ordinary Shares effected by the MGAM Managers and Degef set forth in British pounds in the past 60 days.


OPERATING              TRANSACTION         TRADE
COMPANY                TYPE                DATE             QUANTITY       PRICE GBP

MGIFM                  Buy                 9/12/97          22000          1.07
MGIFM                  Buy                 9/12/97          2600           1.07
Degef                  Buy                 9/16/97          120000         1.07
MGIS                   Buy                 9/18/97          104000         1.07
MGIS                   Buy                 9/18/97          66000          1.07
MGIS                   Buy                 9/18/97          187600         1.07
MGIS                   Buy                 9/18/97          71600          1.07
MGIS                   Buy                 9/18/97          70800          1.07
MGIS                   Buy                 9/19/97          156000         1.07
MGIS                   Buy                 9/19/97          99000          1.07
MGIS                   Buy                 9/19/97          281400         1.07
MGIS                   Buy                 9/19/97          107400         1.07
MGIS                   Buy                 9/19/97          106200         1.07
MGIS                   Sell Long           9/23/97          95000          1.09
MGIM                   Deliver Long        9/24/97          201000         0
MGIM                   Add Long            9/24/97          201000         1.72
MGIM                   Sell Long           9/26/97          201000         1.13
MGIM                   Buy                 10/10/97         5000           1.27
MGIM                   Buy                 10/10/97         11000          1.27
MGIM                   Buy                 10/10/97         5000           1.27
MGIM                   Buy                 10/10/97         2000           1.27
MGIM                   Sell Long           10/14/97         152721         1.28
MGTM                   Sell Long           10/14/97         41945          1.28
MGIM                   Sell Long           10/14/97         125834         1.28
MGIFM                  Buy                 10/16/97         325000         1.28
MGIM                   Sell Long           10/22/97         152483         1.26
MGIM                   Sell Long           10/22/97         76241          1.25
MGIM                   Sell Long           10/22/97         60993          1.25
MGIM                   Sell Long           10/22/97         125638         1.26
MGIM                   Sell Long           10/22/97         62819          1.25
MGIM                   Sell Long           10/22/97         50255          1.25
MGTM                   Sell Long           10/22/97         41879          1.26
MGTM                   Sell Long           10/22/97         16752          1.25
MGTM                   Sell Long           10/22/97         20940          1.25
MGIS                   Sell Long           10/22/97         17362          1.24
MGIFM                  Buy                 10/22/97         97676          1.25
MGIFM                  Buy                 10/22/97         108529         1.26
MGIFM                  Buy                 10/22/97         60329          1.25
MGIFM                  Buy                 10/22/97         67032          1.26
MGIFM                  Buy                 10/22/97         47401          1.25
MGIFM                  Buy                 10/22/97         52669          1.26
Degef                  Buy                 10/22/97         82594          1.25
Degef                  Buy                 10/22/97         91770          1.26
Degef                  Buy                 10/29/97         75000          1.18
MGIS                   Sell Long           10/29/97         120000         1.22
MGIM                   Sell Long           11/7/97          210            1.15
MGIFM                  Buy                 11/7/97          5300           1.13
Degef                  Buy                 11/10/97         12700          1.12
MGIFM                  Buy                 11/17/97         84788          1.02
MGIFM                  Buy                 11/17/97         52369          1.02
MGIFM                  Buy                 11/17/97         41147          1.02
Degef                  Buy                 11/17/97         71696          1.02
MGIFM                  Buy                 11/18/97         61047          1.02

MGIFM                  Buy                 11/18/97         37706          1.02
MGIFM                  Buy                 11/18/97         29626          1.02
Degef                  Buy                 11/18/97         51621          1.02
MGIFM                  Buy                 11/19/97         133965         1.01
MGIFM                  Buy                 11/19/97         82743          1.01
MGIFM                  Buy                 11/19/97         65012          1.01
Degef                  Buy                 11/19/97         113280         1.01
MGIS                   Sell Long           11/21/97         440            1.01


                                 EXHIBIT INDEX



Exhibit No.              Description

    1                    Consent of Morgan Grenfell Asset Management
                         Limited
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